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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 June 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 5 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [ ]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          PF
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    4,128,100
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    4,128,100
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,230,100
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]


-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   29.15%
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

This Statement is the third Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 3 have the meanings given to them in the Statement.


Item 3. Source and Amount of Funds or Other Consideration.

        On June 10, 1998, Mr. Casey purchased an aggregate of 3,055,100 Shares for his personal account at a total purchase price of approximately $1,034,937.28, using Mr. Casey's personal funds.

Item 4. Purpose of Transaction.

        Mr. Casey acquired the Additional Shares in open market transactions at prevailing prices (see Item 5). His purpose in acquiring the Additional Shares was to increase his investment in Incomnet, enhance his voting power including his ability to oppose NTC's proposed sale of substantially all its assets, and enhance his ability to pursue (either alone or, possibly, in conjunction with other shareholders should he decide to act in concert with any other shareholders) the other alternatives he is currently considering as reported in Amendment No. 2 to his Schedule 13D dated May 11, 1998. Mr. Casey intends to continuously monitor his investment in Incomnet and may or may not purchase additional Shares at any time or from time to time. He has no present plans to dispose of any of his Shares, but may do so in the future if circumstances warrant. In connection with his evaluation of his alternatives, Mr. Casey has had additional discussions with representatives of Incomnet and may have further discussions.

Item 5. Interest in Securities of the Issuer.

        (a) Mr. Casey is the beneficial owner of 4,230,100 Shares, constituting approximately 29.15% of the Common Stock of Incomnet.

        (b) Mr. Casey has sole power to vote, direct the vote of, dispose of, and direct the disposition of 4,128,100 of the Shares described in (a) above. Mr. Casey has shared power to vote, direct the vote of, dispose of, and direct the disposition of, 102,000 of the Shares described in (a) above.

        (c) On June 10, 1998, Mr. Casey purchased 3,055,100 Shares in open market transactions at an aggregate purchase price of $1,034,937.28, with individual prices ranging from $.1875 to $.6875 per Share and an average per Share price of $.3273.

        (d)     Not applicable.

        (e)     Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  June 10, 1998                ------------------------------------------
                                    John P. Casey